NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES
New York Stock Exchange LLC (the 'Exchange'
 or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of the following Securities:

The Colonial BancGroup, Inc. (the 'Company')
Common Stock
7.875% Trust Preferred Securities
8 7/8% Subordinated Notes due March 15, 2038

(collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on September 18, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that on August 14, 2009, Colonial Bank of Montgomery, AL was closed by the Alabama State Banking Department, with the Federal
Deposit Insurance Corporation ("FDIC") subsequently named as Receiver. Furthermore, BB&T Corporation announced on August 14, 2009 that it had acquired the banking operations of Colonial Bank of Montgomery, Ala., including $22 billion in assets and $20 billion in deposits, in a transaction facilitated by the FDIC.
In this regard, the FDIC and BB&T have entered into a loss sharing agreement covering substantially all acquired loans and securities. Excluded from the transaction are any of the assets or obligations of the parent holding company or select assets and liabilities of Colonial Bank, including any relating to Taylor, Bean and Whitaker Mortgage Corporation.
In making its determination, NYSE Regulation considered the substantial reduction in the scope of the Company?s operations as a result of this transaction and the uncertainty regarding its effect on the Company?s equityholders.

1. The Exchange's Listed Company Manual, Section 802.01D states, in part, that the Exchange is not limited by the criteria set forth in that section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria. Other factors which may lead to a company?s delisting include:
Reduction in Operating Assets and/or Scope of Operations the operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company.

2. The Exchange, on August 17, 2009, determined that the Securities of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on August 17, 2009.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on August 17, 2009 of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.